Annual Notice Dated May 1, 2026

TRANSAMERICA BOUNTYSM VARIABLE ANNUITY
Issued through
Transamerica Life Insurance Company

Separate Account VA-7
This Annual Disclosure Notice (“Notice”) provides certain updated information about Your Transamerica BountySM Variable Annuity, a flexible purchase payment deferred variable annuity contract (“Contract”), which is no longer available for purchase.

Transamerica Life Insurance Company (“Transamerica”) is providing this Notice in lieu of an updated prospectus for the Contract in reliance on the Securities and Exchange Commission’s position on modernized alternative disclosures for discontinued variable annuity offerings. Updated audited financial statements for Transamerica Life Insurance Company and for Separate Account VA-7 (“Separate Account”) are available, free of charge, at http://dfinview.com/Transamerica/TAHD/89352K839?site=VAVUL. In addition, current summary prospectuses, statutory prospectuses, statements of additional information, and the most recent shareholder reports for the funds available under the Contract (“Funds”) are available, free of charge, at the same website address as above. To request a free paper or e-mail copy of any of these materials, please call (800) 525-6205, Monday through Thursday 8 - 6:30, or Friday 8 - 5:30 ET.

Your Contract prospectus dated May 1, 2001, as supplemented, is incorporated herein by reference and contains more information about the Contract’s features, benefits, and risks.

Additional information about certain investment products, including variable annuities, has been prepared by the Securities and Exchange Commission’s staff and is available at Investor.gov.

TABLE OF CONTENTS

SPECIAL TERMS
SUMMARY OF CONTRACT FEATURES THAT HAVE CHANGED
important INFORMATION you should consider about the Contract
INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT

SPECIAL TERMS
Account Value - The sum of the Variable Accumulated Value and the general account options accumulated value.
Administrative Office and Service Center - Transamerica Life Insurance Company, Attention: Customer Care Group, 6400 C Street SW, Cedar Rapids, IA 52499, (800) 525-6205.
Annuity Date - The date on which the annuitization phase of the Contract begins.
Cash Surrender Value - The amount we will pay to the Owner if the Contract is surrendered on or before the Annuity Date. The Cash Surrender Value is equal to: the Account Value; less any account fee, interest adjustment, and premium tax charges.
Contract Year - A 12-month period starting on the Contract effective date and ending with the day before the Contract anniversary, and each 12-month period thereafter.
Contract Year: The number of years that a guaranteed rate of interest will be credited to a Guarantee Period.
Guarantee Period Options - An option which credits a guaranteed rate of interest for specified Guarantee Period. There may be several Guarantee Periods each with different guaranteed rate of interest.
Owner (You, Your) — The person who may exercise all rights and privileges under the Contract. The Owner during the lifetime of the annuitant and before the annuity commencement date is the person designated as the Owner in the information that we require to issue a Contract.
Portfolio - The investment Portfolio underlying each Variable Sub-Account in which we will invest any amount the Owner allocates to that variable Subaccount.
Separate Account - Separate Account VA-7, a Separate Account established and registered as a unit investment trust under the Investment Company Act of 1940, as amended (the “1940 Act”), to which Purchase Payments under the policies may be allocated.
Subaccount - A subdivision within the Separate Account, the assets of which are invested in a specified underlying fund Portfolio.
Qualified and Non-Qualified - The Contract has a Qualified status if it is issued in connection with a retirement plan or program. Otherwise, the status is non-Qualified.
Valuation Day - Any day the New York Stock Exchange is open. To determine the value of an asset on a day that is not a Valuation Day, we will use the value of that asset as of the end of the next Valuation Day
Variable Accumulation Unit - A unit of measure used to determine the Variable Accumulated Value before the Annuity Date. The value of a Variable Accumulation Unit varies with each Variable Sub-Account.
Variable Accumulated Value - The total dollar value of all Variable Accumulation Units under the Contract before the Annuity Date.

SUMMARY OF CONTRACT FEATURES THAT HAVE CHANGED
The information in this Notice is a summary of certain Contract features that have changed since the last current Prospectus. This may not reflect all of the changes that have occurred since You entered into Your Contract.
  For changes in the names of certain Portfolios and/or Advisers/Subadvisers please refer to the Appendix – Investment Options Available Under the Contract.
  For updated Portfolio expense information please refer to Important Information You Should Consider About This Contract and the Appendix – Investment Options Available Under the Contract
  For updated Portfolio performance information please refer to the Appendix – Investment Options Available Under the Contract.

important INFORMATION you should consider about the Contract

Your Contract prospectus dated May 1, 2001, as supplemented, contains more information about the Contract’s features, benefits, and risks in addition to what is listed below.

	FEES AND EXPENSES			Location in Prospectus
Are There Charges for Early Withdrawal?
No. The Contract does not impose a surrender charge on early withdrawals.

However, Yes. If You withdraw or transfer funds from a multi-year Guarantee Period before the end of its term, an Interest Adjustment may apply. This adjustment reflects the impact of interest rate changes on the value of money invested at a fixed rate and may be negative.

Example: If You allocate $100,000 to a multi-year Guarantee Period and withdraw the entire amount before the period ends, You could lose a substantial portion of Your investment due to a negative interest adjustment. This loss would be greater if taxes or tax penalties also apply.
Cash Withdrawals Appendix A –The Multi-Year Guarantee Period Options Charges, Fees and Deductions - Interest Adjustment
Are There Transaction Charges?
Yes.
Transfer Fee. A $10 fee applies to each transfer in excess of 18 per Contract Year. This fee is deducted from the amount transferred and helps cover administrative processing costs. The insurer may waive this fee or exclude certain transfers from the count.
Premium Tax Charges. Premium taxes may be deducted from purchase payments, withdrawals, or annuitization amounts, depending on state law.
Charges, Fees and Deductions
Are There Ongoing Fees and Expenses? (annual charges)
Yes. The table below describes the fees and expenses that You may pay each year, depending on the options You choose. Please refer to Your Contract specifications page for information about the specific fees You will pay each year based on the options You have elected.
Charges, Fees and Deductions Guaranteed Minimum Death Benefit Rider
	Annual Fee	Minimum	Maximum
	Base Contract[1]	1.40%
	Portfolio Company (fund fees and expenses)[2],3	0.29%	1.80%
	Optional Benefit Expenses (if elected)[4]	0.20%	0.40%
1As a percentage of the Separate Account Value.
2As a percentage of net assets.
[3]See below Appendix: Investment Options Available Under the Contract for more information.
4As a percentage of the Account Value.
Because Your Contract is customizable, the choices You make affect how much You will pay. To help You understand the cost of owning Your Contract, the following table shows the lowest and highest cost You could pay each year based on current charges. This estimate assumes that You do not take withdrawals from the Contract, which could add surrender charges and negative Contract Adjustments that substantially increase costs.

	Lowest Annual Cost $1,726	Highest Annual Cost $3,634
	Assumes:	Assumes:
Investment of $100,000 5% annual appreciation Least expensive Portfolio Company fees and expenses No optional benefits No sales charges No additional Purchase Payments, transfers, or withdrawals
  Investment of $100,000
  5% annual appreciation
  Most expensive combination of optional benefits and Portfolio Company fees and expenses
  No sales charges
  No additional Purchase Payments, transfers, or withdrawals

	RISKS			Location in Prospectus
Is There a Risk of Loss From Poor Performance?
Yes. An investor can lose money by investing in the Contract. The value of the Contract’s investment options will fluctuate based on the performance of the underlying Portfolios. Poor investment performance can result in a loss of principal.
  All benefits and values under the Contract that are based on the investment experience of the variable account are variable and not guaranteed as to dollar amount.
  Before the Annuity Date, the investor bears the entire investment risk for amounts allocated to the variable account.
There is no guaranteed or minimum Cash Surrender Value on amounts allocated to the variable account, so the proceeds of a surrender could be less than the amount invested.
Summary Account Value
Is This a Short-Term Investment?
No. The Contract is not a short-term investment and is not appropriate for an investor who needs ready access to cash. The Contract is designed for long-term financial planning, such as retirement savings. Investors should be prepared to hold the Contract for an extended period to benefit from its features, including tax deferral and optional lifetime income benefits.
Summary
What are the Risks Associated with Investment Options?
An investment in the Contract is subject to the risk of poor investment performance, and the value of Your investment can vary depending on the performance of the Investment Options You select.
  The Contract offers variable SubAccounts, each tied to a specific mutual fund Portfolio. These Portfolios invest in a range of asset classes, including equities, fixed income, and money market instruments.
  Each investment option has its own unique risks such as market risk, interest rate risk, credit risk and manager risk. The value of Your Contract will fluctuate based on the performance of the Portfolios You choose.
  The Contract also offers multi-year Guarantee Period options with a fixed interest rate. These options are subject to interest rate risk and Contract adjustments if funds are withdrawn early. The guaranteed interest rate is fixed for the term, but future rates are not guaranteed beyond the current period.
You bear the risk that after the initial Guarantee Period, we will not credit interest in excess of 3% per year.
Summary Appendix A – The Multi-Year Guarantee Period Options
What are the Risks Related to the Insurance Company?
An investment in the Contract is subject to risks related to the financial strength and claims-paying ability of Transamerica Life Insurance Company (formerly Transamerica Life Insurance and Annuity Company).
  Any guarantees under the Contract, including those associated with Fixed Options and optional benefits, are obligations of Transamerica and are not backed by the investment performance of underlying Portfolios.
  Transamerica may publish its financial strength ratings from independent rating agencies such as A.M. Best, Standard & Poor’s, Moody’s, and Duff & Phelps. These ratings reflect the company’s ability to meet its insurance obligations but do not reflect the investment performance of the variable account. These ratings reflect the insurer’s ability to meet its insurance and annuity obligations but do not reflect the investment performance of the variable account.
Additional information about Transamerica Life Insurance Company (formerly Transamerica Life Insurance and Annuity Company is available by visiting transamerica.com or by calling toll-free (800) 525-6205.
Summary Transamerica Life Insurance and Annuity Company and the Variable Account
	RESTRICTIONS			Location in Prospectus
Are There Restrictions on the Investment Options?
Yes. There are limits on the Investment Options available under the Contract, as well as restrictions on transfers among them.
  You may allocate purchase payments to one or more of the available sub-accounts and to the general account options, including the Multi-Year Guarantee Period Options (3, 5, or 7 years).
  You may not allocate to more than 18 investment options over the life of the Contract which includes each variable Subaccount ever used, each distinct duration of a Guarantee Period ever used. Even if an option is no longer funded, it still counts toward the limit.
  Before the Annuity Date You may transfer values among variable Subaccounts and general account options. Transfers from a multi-Year Guarantee Period before its term ends may be subject to a negative interest adjustment. Transfers within 30 days of the end of a Guarantee Period are not subject to adjustment.
Transamerica reserves the right to add or remove variable Subaccounts or general account options or substitute one Portfolio for another if a Portfolio becomes unavailable or inappropriate. Transamerica also reserves the right to change the investment options available under the Contract, stop accepting additional purchase payments at any time and modify or eliminate transfer privileges, including telephone transfers to protect against market timing or excessive trading.
Purchase Payments - Investment Option Limit Transfers The Portfolios - Addition, Deletion, or Substitution
Are There any Restrictions on Contract Benefits?
Yes. There are restrictions and limitations on certain benefits offered under the Contract, including death benefits and optional living benefits. Some benefits may also be modified or terminated by the Insurance Company under specific conditions.
Death Benefit Restrictions:
  If the Guaranteed Minimum Death Benefit (GMDB) Rider is not elected, the death benefit is simply the Account Value at the time of death.
  If the GMDB Rider is elected:
  The benefit is the greater of the Account Value, total purchase payments minus withdrawals and charges and highest Account Value on any Contract anniversary before age 85, adjusted for subsequent payments and withdrawals.
  Withdrawals reduce the GMDB:
  If Account Value is greater than or equal to GMDB: reduced by the dollar amount of the withdrawal.
  If Account Value less than GMDB: reduced proportionally, which may reduce the benefit by more than the amount withdrawn.
If the Account Value is less than the guaranteed minimum death benefit, the benefit will be reduced proportionately to the reduction in the Account Value.
Living Benefit Restrictions
The Guaranteed Minimum Income Benefit (GMIB) Rider:
  Must be elected with the GMDB Rider.
  Can only be exercised during a 30-day window following each Contract anniversary between the 7th Contract Year and the 90th birthday of the oldest Owner.
  Withdrawals reduce the GMIB in the same way as the GMDB (dollar-for-dollar or proportionally).
  If the GMIB is not exercised, the fees paid are not refunded.
If You elect the GMIB Rider, the fee will be deducted each month for a benefit that You might not use. The Insurance Company reserves the right to modify or discontinue optional riders, change or terminate the benefits.
Death Benefit Summary
	TAXES			Location in Prospectus
What Are the Contract’s Tax Implications?
The Contract has important tax implications that investors should carefully consider. You should consult with a qualified tax professional to determine the specific tax consequences of investing in the Contract, especially if You are using it within a retirement plan or tax-advantaged account.
  If the Contract is purchased through a tax-Qualified plan (such as a 401(k), 403(b), or IRA), there is no additional tax benefit from the Contract’s tax-deferred status.
  In such cases, the Contract’s value lies in its insurance features, such as guaranteed death benefits or lifetime income options not in tax deferral.
  Because variable annuities also provide tax-deferral outside of Qualified plans, the tax deferral features of variable annuities are unnecessary when purchased to fund a Qualified plan.
  Withdrawals from the Contract are generally subject to ordinary income tax on the earnings portion.
  If taken before age 59½, withdrawals may also be subject to a 10% federal penalty tax, unless an exception applies (e.g., death, disability, substantially equal periodic payments).
  Required Minimum Distributions (RMDs) apply to Qualified Contracts starting at age 73 (or 70½ for older Contracts).
  Death benefits may be taxable to beneficiaries.
  Loans are not permitted under this Contract, avoiding tax complications from deemed distributions.
Summary Federal Tax Matters
	CONFLICT OF INTEREST			Location in Prospectus
How Are Investment Professionals Compensated?
Some investment professionals may receive compensation for selling the Contract to investors. In the form of commissions, marketing allowances and production bonuses, service fees and asset-based trail commissions and compensation from affiliates such as the principal underwriter.

Our current affiliate, Transamerica Capital, LLC (“TCL”) (formerly Transamerica Securities Sales Corporation (TSSC)) is the principal underwriter and may share the revenue we earn on this Contract with Your investment professional’s firm.

Under the Sales Agreements, the principal underwriter will pay broker dealers compensation based on a percentage of each purchase payment. The percentage may be up to 1%, and in certain situations additional amounts for marketing allowances, production bonuses, service fees, sales awards and meetings, and asset-based trailer commissions may be paid. These payments may create a conflict of interest by influencing the investment professional to recommend this Contract over another investment.
Distribution of the Contract in the Statement of Additional Information Summary
Should I Exchange My Contract?
You should only exchange Your Contract if, after carefully comparing the features, fees, and risks of both Contracts, and considering any surrender charges, tax consequences, or penalties for terminating Your current Contract, You determine that the new Contract better meets Your financial needs.

Some investment professionals may have a financial incentive to recommend that You exchange Your existing annuity Contract for a new one.

Distribution of the Contract in the Statement of Additional Information Federal Tax Matters - Taxation of Annuities

APPENDIX

INVESTMENT OPTIONS AVAILABLE UNDER THE CONTRACT
The following is a list of current Portfolio Companies available under the Contract, which are subject to change as discussed in this prospectus. Depending on the optional benefits You choose, You may not be able to invest in certain Portfolio Companies.
Certain Subaccounts may not be available in all states, at all times or through all financial intermediaries. We may discontinue offering any Subaccount at any time. In some cases, a Subaccount not available through a financial intermediary may be obtained by contacting us directly. For more information on the options available for electing a Subaccount, please contact Your financial intermediary or our Administrative Office.
More information about the Portfolio Companies is available in the prospectuses for the Portfolio Companies, which may be amended from time to time and can be found online at http://dfinview.com/Transamerica/TAHD/89352K839?site=VAVUL
You can also request this information at no cost by calling our Administrative Office at (800) 525-6205.
The current expenses and performance below reflect fees and expenses of the Portfolio Companies, but do not reflect the other fees and expenses that Your Contract may charge. Expenses would be higher, and performance would be lower if these other charges were included. Each Portfolio Company’s past performance is not necessarily an indication of future performance.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Long-term growth of capital.	AB Relative Value Portfolio - Class A Advised by: AllianceBernstein L.P.	0.60%	10.47%	11.42%	10.57%
To provide capital appreciation and current income.	Alger Growth & Income Portfolio - Class I-2 Advised by: Fred Alger Management, Inc.	0.85%	20.82%	15.51%	14.58%
Seeks long-term capital growth consistent with the preservation of capital. Its secondary goal is current income.	BNY Mellon VIF Appreciation Portfolio - Initial Advised by: BNY Mellon Investment Adviser, Inc.; Sub-Advised by: Fayez Sarofim & Co., LLC	0.85%	10.07%	9.37%	12.92%
Seeks capital growth.	BNY Mellon VIF Small Cap Portfolio - Initial Advised by: BNY Mellon Investment Adviser, Inc.; Sub-Advised by: Newton Investment Management North America, LLC	0.83%	10.99%	4.26%	7.83%
Total return, comprised of current income and capital appreciation.	Invesco V.I. High Yield Fund - Series I Advised by: Invesco Advisers, Inc.	0.92%	6.73%	3.64%	4.83%
Seeks long-term capital growth, consistent with preservation of capital and balanced by current income.	Janus Henderson Balanced Portfolio - Institutional Advised by: Janus Henderson Investors US, LLC	0.62%	15.11%	8.48%	10.14%
To seek capital appreciation.	MFS® Growth Series - Initial Advised by: MFS® Investment Management	0.74%	12.19%	11.10%	15.60%
To seek capital appreciation.	MFS® Investors Trust Series - Initial Advised by: MFS® Investment Management	0.82%	13.57%	11.33%	12.49%
To seek capital appreciation.	MFS® Research Series - Initial Advised by: MFS® Investment Management	0.82%	12.85%	11.15%	12.93%
Seeks long-term capital appreciation by investing primarily in growth-oriented equity securities of issuers in emerging market countries.	MS VIF Emerging Markets Equity Portfolio - Class I Advised by: Morgan Stanley Investment Management Inc.	1.28%	32.96%	4.37%	7.27%
To seek total return.	MS VIF Global Strategist Portfolio - Class I Advised by: Morgan Stanley Investment Management Inc.	1.80%	17.40%	5.31%	6.85%
To seek as high a level of current income as is consistent with preservation of capital and liquidity.	Transamerica BlackRock Government Money Market VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: BlackRock Investment Management, LLC	0.29%	4.07%	3.05%	1.91%
Seeks to maximize long-term growth	Transamerica WMC US Growth VP - Initial Advised by: Transamerica Asset Management, Inc.; Sub-Advised by: Wellington Management Company LLP	0.64%	17.76%	12.32%	16.43%
(1) Some Subaccounts may be available for certain policies and may not be available for all policies. You should work with Your registered representative to decide which Subaccount(s) may be appropriate for You based on a thorough analysis of Your particular insurance needs, financial objective, investment goals, time horizons, and risk tolerance.
(2) There can be no assurance that any money market Portfolio offered under this Contract will be able to maintain a stable net asset value per share during extended periods of low interest rates, and partly as a result of Contract charges, the yield on the money market Subaccount may become extremely low and possibly negative.

NOTE: All underlying fund Portfolios in the Transamerica Series Trust are advised by Transamerica Asset Management. The entities listed are the sub-advisers unless otherwise indicated.

CLOSED INVESTMENT OPTIONS:
Effective December 12, 2011, the following Subaccounts were closed to new investments.

			Average Annual Total Returns (as of 12/31/25)
Investment Objective	Underlying Fund Portfolios and Advisers/Sub-adviser(1)	Current Expenses	1 year	5 years	10 years
Long-term growth of capital.	AB Large Cap Growth Portfolio - Class A Advised by: AllianceBernstein L.P.	0.65%	13.13%	12.04%	16.17%
Seeks long-term growth of capital.	Janus Henderson Global Research Portfolio - Institutional Advised by: Janus Henderson Investors US, LLC	0.82%	20.92%	12.51%	12.93%

Effective July 28, 2023, the following Subaccount was liquidated. The Fund was closed to all purchases and exchanges at the close of business on July 26, 2023.

Investment Objective	Underlying Fund Portfolio and Adviser/Sub-adviser	Current Expenses	Average Annual Total Returns (as of 12/31/25)
			1 year	5 years	10 years
Seeks above-average total return over a market cycle of three to five years by investing primarily in a diversified portfolio of fixed-income securities.	MS VIF Core Plus Fixed Income Portfolio - Class I Advised by: Morgan Stanley Investment Management Inc.	0.82%	-0.63%	-4.80%	N/A

Please retain this Notice for future reference. The last prospectus and statement of additional information for the Contract dated May 1, 2001, as supplemented, contains more information about the Contract. You may contact us for additional information free of charge at (800) 525-6205 or write us at:
Transamerica Life Insurance Company
6400 C Street SW
Cedar Rapids, IA 52499
Reports and other information about the Separate Account are available on the SEC’s website at sec.gov, and copies of this information may be obtained, upon payment of a duplicating fee, by electronic request at the following email address: publicinfo@sec.gov.

Product File Number on Edgar System - 333-128704
EDGAR Contract Identifier No. is #C000017994